SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K AND EXHIBIT 99.1 THERETO ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On May 1, 2015 Kenon Holdings Ltd. (“Kenon”) announced the convocation of an extraordinary general meeting (“EGM”) and proxy solicitation in respect of a capital reduction to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower Semiconductor Ltd. (“Tower”) held by Kenon, as well as 1,699,795 ordinary shares of Tower underlying the 1,699,795 Series 9 Warrants of Tower held by Kenon (the “Proposed Distribution”). The Proposed Distribution is one of the first key steps in the implementation of Kenon’s strategy, and will provide Kenon’s shareholders with direct access to Tower, which Kenon believes is in the best interests of Kenon’s shareholders.

A Proxy and Information Statement, which includes additional information about the Proposed Distribution, and a Notice of EGM, each dated as of the date hereof, have been published for the benefit of Kenon’s shareholders and are filed as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. Kenon has also made available to its shareholders a Proxy Card, filed as Exhibit 99.3 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy and Information Statement.

Exhibits

99.1	Proxy and Information Statement, dated as of May 1, 2015

99.2	Notice of EGM, dated as of May 1, 2015

99.3	Proxy Card for Kenon Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 1, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer